CPI Aerostructures, Inc. S-3

 Exhibit 12.1

CPI AEROSTRUCTURES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Pretax income	$(5,674,576)	$8,006,993	$(37,682,275)	$11,153,894	$16,525,130
Fixed charges:
Interest expense	$1,356,645	$918,129	$984,428	$1,043,786	$783,373
Total earnings	$(4,317,931)	$8,925,122	$(36,697,847)	$12,197,680	$17,308,503
Ratio of earnings to fixed charges	(3.18)	9.72	(37.27)	11.68	22.09
Deficiency of earnings available to cover fixed charges	$(5,674,576)	—	$(37,682,275)	—	—